Filed by Tengasco, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tengasco, Inc.
Commission File No.: 001-15555

Press Release dated November 12, 2020

Tengasco Announces Third Quarter 2020 Financial Results

GREENWOOD VILLAGE, Colo., November 12, 2020 /PRNewswire/ -- Tengasco, Inc. (NYSE American: TGC) (the “Company” or “Tengasco”) announced today its financial results for the quarter ended September 30, 2020.  The Company reported a net loss of $(813,000) or $(0.08) per share of common stock during the third quarter of 2020 compared to net loss of $(182,000) or $(0.02) per share of common stock during the third quarter of 2019.  The $631,000 decrease in net income was primarily due to an $450,000 decrease in revenues, and a $388,000 increase in general and administrative expenses, partially offset by a $167,000 decrease in production costs and taxes and a $40,000 decrease in depreciation, depletion, and amortization costs.

The Company recognized $765,000 in revenues during the third quarter of 2020 compared to $1.2 million during the third quarter of 2019. The $450,000 decrease in net revenues was primarily due to a $318,000 reduction related to a $15.15 per barrel decrease in the average oil price from $51.18 per barrel during the third quarter of 2019 to $36.03 per barrel during the third quarter of 2020, and a $133,000 reduction related to a 2.6MBbl decrease in oil sales volumes.  The 2.6MBbl decrease in sales volumes was primarily related to lower sales on the Albers, Dick A, Liebenau, and Stahl leases related to natural production declines and timing of crude pickups by the purchases, partially offset by sales from the Zimmerman well that was completed at the beginning of 2020.

The Company reported a net loss of $(1.9 million) or $(0.18) per share of common stock during the first nine months of 2020 compared to a net loss of $(269,000) or $(0.03) per share of common stock during the first nine months of 2019.  The $1.6 million decrease in net income was primarily due to an $1.5 million decrease in revenues, a $411,000 increase in general and administrative expenses, and a $41,000 decrease in gain on sale of assets, partially offset by a $205,000 decrease in production costs and taxes, and a $105,000 decrease in depreciation, depletion, and amortization costs.

The Company recognized $2.3 million of revenues during the first nine months of 2020 compared to $3.8 million during the first nine months of 2019.  This decrease in net revenue was primarily due to an $1.2 million reduction related to a $18.12 per barrel decrease in the average oil price from $52.09 per barrel during the first nine months of 2019 to $33.97 per barrel during the first nine months of 2020, and a $269,000 reduction related to a 5.1MBbl decrease in sales volumes.  The 5.1MBbl decrease in sales volumes was primarily related to lower sales on the Albers, BSU, Liebenau, Veverka D leases related to natural production declines, partially offset by sales from the Zimmerman well that was completed at the beginning of 2020.

Michael J. Rugen, CEO, said “As noted in our press release issued on October 21, 2020, the Company entered into a merger agreement with Riley Exploration-Permian, LLC providing for an all-stock transaction.  In addition, the Company recently filed a Registration Statement on Form S-4 related to the proposed merger.”

No Offer or Solicitation

Communications in this news release do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information for Stockholders

In connection with the proposed transaction, Tengasco has filed materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement/prospectus. The information in the preliminary proxy statement/prospectus is not complete and may be changed.  After the Registration Statement is declared effective by the SEC, Tengasco intends to mail a definitive proxy statement/prospectus to the stockholders of Tengasco. This news release is not a substitute for the definitive proxy statement/prospectus or the Registration Statement or for any other document that Tengasco may file with the SEC and send to Tengasco’s stockholder in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF TENGASCO ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY TENGASCO WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TENGASCO, RILEY EXPLORATION-PERMIAN, LLC (“RILEY”), THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors are able to obtain free copies of the Registration Statement and proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Tengasco with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Tengasco will be available free of charge from Tengasco’s website at www.tengasco.com under the “Investor” tab.

Participants in the Proxy Solicitation

Tengasco, Riley and their respective directors, managers and certain of their officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Tengasco’s stockholders in connection with the proposed transaction. Information regarding the officers and directors of Tengasco is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on October 30, 2020. Additional information regarding such persons, as well as information regarding Riley’s directors, managers and officers and other persons who may be deemed participants in the proposed transaction, is set forth in the Registration Statement and the preliminary proxy statement/prospectus and will be set forth in other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this news release concerning the proposed transaction are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that stockholders of Tengasco may not approve the issuance of new shares of Tengasco common stock in the transaction or other proposals that are a condition to the transaction or that the stockholders of Tengasco and the members of Riley may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Tengasco and Riley; the effects of the business combination of Tengasco and Riley, including the combined company’s future financial condition, results of operations, strategy and plans; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the fact that any dividend payments will be at the discretion of the combined company’s Board of Directors and may be subject to legal, contractual or other restrictions; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Tengasco’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Tengasco’s website at www.tengasco.com under the “Investor” tab, and in other documents Tengasco files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Tengasco does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

CONTACT: Cary V. Sorensen, V.P., 720-420-4460